UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number 333-250990

Sawai Pharmaceutical Co., Ltd.

(Translation of registrant’s name into English)

5-2-30, Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sawai Pharmaceutical Co., Ltd.

By:	/s/ Yoshiki Sakurai
Name:	Yoshiki Sakurai
Title:	Executive officer, General Manager of Controller Department

Date:	December 28, 2020

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[Translation of the Extraordinary Report Filed with the Director General of the Kanto Finance Bureau on December 25, 2020]

1. Reason for Submission

Given that resolutions were adopted at the Extraordinary General Meeting of Shareholders of Sawai Pharmaceutical Co., Ltd. (the “Company”) held on December 21, 2020 (the “Extraordinary General Meeting of Shareholders”), the Company hereby submits this report pursuant to the provisions of Article 24-5, Paragraph 4 in the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters Reported

(1)  The date of the shareholders meeting

December 21, 2020

(2)  Details of the matters to be resolved

Agenda No. 1: Incorporation of the Wholly Owing Parent Company through Sole-Share Transfer

The Company asks the shareholders to approve the share transfer plan for the incorporation of a wholly owning parent company called SAWAI GROUP HOLDINGS Co., Ltd. through a sole-share transfer with the effective date of April 1, 2021 (tentative date) (such share transfer, the “Share Transfer,” and such share transfer plan, the “Plan”).

Agenda No. 2: Partial Amendments to the Articles of Incorporation

The record date system for the General Meetings of Shareholders will be abolished and Article 13 of the current Articles of Incorporation will be deleted, and upon such amendment, subsequent articles from Article 14 onwards of the current Articles of Incorporation will be renumbered accordingly as Article 13 onwards.

These amendments will come into effect on March 31, 2021 on the condition that Agenda No. 1 (Incorporation of the Wholly Owing Parent Company through Sole-Share Transfer) has been approved as originally proposed at the Extraordinary General Meeting of Shareholders, the Plan has not ceased to be effective prior to March 31, 2021, and the Share Transfer has not been cancelled.

(3) Numbers of voting rights expressing an opinion for, against or abstaining from each of the matters to be resolved; requirements for the matters to be resolved to be approved and the results of voting

Matter to be resolved	For (Number of votes)	Against (Number of votes)	Abstention (Number of votes)	Approval requirements	Results of voting (Ratio of affirmative votes)
Agenda No. 1	365,131	229	42	Note	Approved	99.28
Agenda No. 2	365,592	213	42	Note	Approved	99.28

(Note) Approval requires at least two thirds of the votes of the shareholders present at the Extraordinary General Meeting of Shareholders where the shareholders holding at least one third of the votes of the shareholders who are entitled to exercise their votes are present.

(4) Reason for not including some of the voting rights of the shareholders who attended the Extraordinary General Meeting of Shareholders in the calculation of voting rights above

Having aggregated the number of votes exercised by the day prior to the Extraordinary General Meeting of Shareholders and the votes exercised by the shareholders who attended the Extraordinary General Meeting of Shareholders that the Company was able to confirm whether they were for or against the proposal, it became clear whether the matters to be resolved were approved or not. Therefore, the votes of the shareholders who attended the Extraordinary General Meeting of Shareholders that the Company was not able to confirm whether they were for, against or abstaining from the proposals were not included in the calculation of voting rights above.

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